SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                   ----------
                      WAVE TECHNOLOGIES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))
                                   ----------
                           WTI ACQUISITION CORPORATION
                             THE THOMSON CORPORATION
                      (Names of Filing Persons (Offerors))
                                   ----------
                     Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)
                                   ----------
                                 94352Q - 10 - 9
                      (CUSIP Number of Class of Securities)

                             Michael S. Harris, Esq.
                             The Thomson Corporation
                        Metro Center at One Station Place
                           Stamford Connecticut 06902
                            Telephone (203) 969-8700

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   ----------
                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------
            $47,406,810.75                                 $9,481.36
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $9.75, the per share tender offer price, by 4,862,237, the sum of the 4,265,845 currently outstanding shares of Common Stock sought in the Offer and the 596,392 shares of Common Stock subject to options that will be vested as of March 22, 2000.
**   Calculated as 1/50 of 1% of the transaction value.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $9,481.36       Filing Party: The Thomson Corporation,
                                                        WTI Acquisition
                                                        Corporation
Form or Registration No.: Schedule TO     Date Filed:   March 22, 2000
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                  This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 22, 2000 (the "Schedule TO"), by WTI Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Wave Technologies International, Inc., a Missouri corporation (the "Company"), at a purchase price of $9.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 5.           Past contacts, Transactions, Negotiations and Agreements.

                  Item 5 of the Schedule TO is hereby amended by amending and restating in its entirety the fourth paragraph under Section 10 "Background of the Offer; Contacts with the Company; the Merger Agreement; Interests of Certain Persons in the Merger. Background of the Merger and the Offer" on page 15 of the Offer to Purchase as follows:

                  Between February 4 and February 14, 2000, Messrs. Shuman and McEwen discussed a possible range of values for Wave with Raymond J. Kalinowsky, a member of the Wave Board of Directors and representatives of U.S. Bancorp Piper Jaffray. In a telephone conversation on February 14, 2000 among Mr. Kalinowsky, Mr. Shuman and a representative of U.S. Bancorp Piper Jaffray, the parties continued to discuss the terms of a potential acquisition transaction. The parties discussed how to structure the proposed transaction and agreed to use an all-cash tender offer, in order to deliver value to the holders of Shares quickly. The purchase price proposed by Thomson in early February was in the amount of $9.00 per share, which was raised through further negotiations to the offer price of $9.75 per share.

Item 11.          Additional Information

                  (a) Item 11 of the Schedule TO is hereby amended by amending and restating in its entirety the third paragraph under Section 7 "Certain Information Concerning the Company" on page 10 of the Offer to Purchase as follows:

                  Certain Projected Financial Data of the Company. Prior to entering into the Merger Agreement, Thomson conducted a due diligence review of the Company and in connection with such review received certain projections of the Company's future operating performance. The projections are included by Purchaser and Thomson in this Offer to Purchase solely because such information was furnished to Thomson and Purchaser by the Company. The Company does not in the ordinary course publicly disclose projections and these projections were not prepared with a view to public disclosure. The Company has advised Thomson and Purchaser that these projections were prepared by the Company's management based on numerous assumptions including, among others, projections of revenues, operating income, benefits and other expenses, depreciation and amortization, capital expenditure and working capital requirements. No assurances can be given with respect to any such assumptions. These projections do not give effect to the Offer or the potential combined operations of Thomson and the Company or any alterations Thomson may make to the Company's operations or strategy after the consummation of the Offer. The information set forth below is presented for the limited purpose of giving the stockholders access to the material financial projections prepared by the Company's management that were made available to Thomson and Purchaser in connection with the Merger Agreement and the Offer.

                  (b) Item 11 of the Schedule TO is hereby amended by amending and restating in its entirety the fifth paragraph under Section 7 "Certain Information Concerning the Company" on page 11 of the Offer to Purchase as follows:

                  In addition, these projections were not prepared in accordance with generally accepted accounting principles, and neither the Company's nor Thomson's independent accountants has examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and accordingly assume no responsibility for these projections. These projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above. The inclusion of these projections herein should not be regarded as a representation by Thomson, Purchaser or the Company that the projected results will be achieved. These projections should be read in conjunction with the historical financial information of the Company. Neither Thomson or Purchaser assumes any responsibility for the accuracy or validity of the foregoing projections. Forward-looking statements also include those preceded by, followed by or that include the words "believes", "expects", "anticipates" or similar expressions.

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2000

                                       WTI ACQUISITION CORPORATION


                                       By:    /s/ Michael S. Harris
                                           -------------------------------------
                                           Name:  Michael S. Harris
                                           Title: Vice President




                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2000

                                       THE THOMSON CORPORATION


                                       By:    /s/ Michael S. Harris
                                           -------------------------------------
                                           Name:   Michael S. Harris
                                           Title:  Senior Vice President,
                                                   General Counsel and Secretary